Mail Stop 7010

      October 6, 2005

John Bush
President and Chief Executive Officer
PerfectData Corporation
825 Third Avenue, 32nd Floor
New York, New York 10022


      Re:	PerfectData Corporation
		PRE R 14A filed September 15, 2005
      File No. 000-12817

Dear Mr. Bush:

		We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PRE R 14A filed September 15, 2005

General
1. Please revise to include a summary term sheet as required by Item
14(b)(1) of Schedule 14A.

Record Date and Quorum, page 2
2. Please include the information required by Item 6(d) of Schedule
14A.

Reverse Merger Transaction, page 28
3. Please disclose the financial advisor that received shares of preferred stock in the transaction.
4. Revise to include a brief discussion of the accounting and federal tax treatment of the merger. See Item 14(b)(4) of Schedule 14A and
Item 1004(a)(2)(vi) and (vii) of Regulation M-A.

Background to Merger, page 29
5. On page 30, we note that because amounts owed to Spray Products at the closing of the transaction exceeded the purchase price owed by Spray, no cash was received by PerfectData. Revise to disclose the amount paid to Spray at the closing of the transaction that was unrelated to the closing.
6. Please revise to describe the negotiation of the principal terms of the reverse merger, including the price.

Unaudited Pro Forma Condensed Combined Financial Statements, page
F-
22
7. Given that it appears you have accounted for the merger as a recapitalization, it is not clear why you have provided pro forma financial statements. Please remove the pro forma financial statements, or tell us how you determined it was appropriate to include them.

Closing Comment

		As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Tamara Brightwell, Staff Attorney, at (202)
551-
3751 or in her absence, Chris Edwards, Special Counsel, at (202)
551-
3742, or me at (202) 551-3760 with any questions.


      Sincerely,



      Pamela A. Long
      Assistant Director



cc:  	Joel Goldschmidt
	Morse Zelnick Rose & Lander, LLP
      405 Park Avenue, Suite 1401
      New York, New York 10022
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Mr. John Bush
PerfectData Corporation
October 6, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE